October 29, 2010

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	The Tax-Exempt Bond Fund of America (the “Fund”)
File Nos. 002-49291 and 811-02421

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on October 6, 2010 to the fund’s Post-Effective Amendment No. 43 to the Registration Statement under the Securities Act of 1933 and Amendment No. 43 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on November 1, 2010.

Prospectus

Expense example- American Funds Short-Term Tax-Exempt Bond Fund

1.           Comment:  Please remove the asterisk footnote to the fee table if it is no longer applicable.

Response:  We have removed this footnote since it is no longer applicable for this fund.

Investment Results- American Funds Short-Term Tax-Exempt Bond Fund

2. Comment:  The paragraph preceding the annual total returns table is not necessary given the wording of the paragraph preceding the bar chart.  Please delete this language.

Response:  We have removed this paragraph based on your comment.  The lead-in paragraph preceding the bar chart now reads as follows:

The bar chart below shows how the fund’s investment results have varied from year to year, and the table on the following page shows how the fund’s average annual total returns for various periods compare with different broad measures of market results. This information provides some indication of the risks of investing in the fund. The Lipper Short Municipal Debt Funds Average includes the fund and other funds that disclose investment objectives that are reasonably comparable to the fund’s objective. The results below and on the following page for the periods shown reflect the operation of the fund as a money market fund prior to its conversion on August 7, 2009 to a short-term tax-exempt bond fund. Accordingly, results for such periods are not representative of the fund’s results had the fund been operated as a short-term tax-exempt bond fund during the entire period. Past results (before and after taxes) are not predictive of future results.  Updated information on the fund’s results can be obtained by visiting americanfunds.com.

Investment objectives, strategies and risks

3.           Comment:  Please update the investment objective for The Tax-Exempt Fund of California in this section to make it consistent with the disclosure in the summary prospectus.

Response:   We have updated the first two sentences of the investment objectives, strategies and risks section to match the language in the investment objectives section of the summary prospectus.

Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (213) 615-0108.

Sincerely,
/s/ Katherine H. Newhall
Katherine H. Newhall
Counsel, Capital Research and Management Company

Enclosure